Filed Pursuant to Rule 433

Registration No. 333-221073

January 9, 2018

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY USD 2,000,000,000 5.125% NOTES DUE 2028

ISSUER:	The Republic of Turkey

SECURITIES:	5.125% Notes due February 17, 2028

PRICING DATE:	January 9, 2018

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba1 negative (Moody’s) / BB+ stable (Fitch)

ISSUE SIZE	USD 2,000,000,000

PRICE TO PUBLIC:	99.411%

TOTAL FEES:	USD 1,500,000 (0.075%)

NET PROCEEDS TO ISSUER:	USD 1,986,720,000

YIELD TO MATURITY:	5.200% per annum

COUPON:	5.125% per annum, payable semi-annually on a 30/360-day basis

MATURITY DATE:	February 17, 2028

SPREAD TO BENCHMARK US TREASURY:	266.7 bps

BENCHMARK US TREASURY:	UST 2.250% due November 15, 2027

BENCHMARK US TREASURY YIELD:	2.533%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	February 17 and August 17, beginning on August 17, 2018 (long first coupon)

CUSIP / ISIN:	900123 CP3/US900123CP36

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Bank plc

SETTLEMENT DATE:	Expected January 17, 2018 (T+5) through the book-entry facilities of The Depository Trust Company

MANUFACTURER TARGET MARKET	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146 (toll-free), Deutsche Bank Securities Inc. at +1-800-503-4611 (toll-free), or HSBC Bank plc at +1-866-811-8049 (toll-free).

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312518006882/0001193125-18-006882-index.htm

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